IM Cannabis Provides Business, Legal and Regulatory Update

  IMC subsidiary, Adjupharm, to expand German product portfolio with unique strains via supply agreements with The Green Organic Dutchman and Natural MedCo

  German Brand Institute awards IMC with the "German Brand Award 2021" for the Company's successful market launch campaign

  Israeli Ministerial Committee on Legislative Affairs approves bill for legalization of CBD and decriminalization of cannabis consumers on July 11th

Toronto, Canada; Bad Oldesloe, Germany; and Glil Yam, Israel - July 13, 2021 - IM Cannabis Corp. ("IMC" or the "Company") (CSE: IMCC, NASDAQ: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sector with operations in Israel, Germany and Canada, is pleased to provide a business, legal and regulatory update on its operations in Germany and Israel.

Update on Operations in Germany

The Company's EU GMP-certified German subsidiary, Adjupharm GmbH ("Adjupharm"), has entered into two new medical cannabis supply agreements that will broaden its product portfolio and provide a greater base from which to distribute medical cannabis across the EU.

Details on Adjupharm's two new supply agreements are as follows:

  The Green Organic Dutchman Holdings Ltd. ("TGOD"): During the initial two-year term of this supply agreement (the "TGOD Agreement"), Adjupharm will add TGOD's organic strains to Adjupharm's portfolio, ordering a minimum of 300 kg in the first year and a 400 kg minimum in the second year, subject to appropriate regulatory approvals. Under the TGOD Agreement, TGOD will supply medical cannabis for an Adjupharm-exclusive strain to be launched in Germany later this year.
  Natural MedCo Ltd. ("NMC"): During the initial three-year term of this agreement (the "NMC Agreement" and together with the TGOD Agreement, the "Supply Agreements"), Adjupharm will order up to 660 kg of NMC's EU-GMP)-certified medical cannabis strains. These strains will be new offerings in the German market. Adjupharm has an option under the NMC Agreement to increase the quantity of medical cannabis to be supplied and to include additional strains. Adjupharm expects the NMC products delivered under the NMC Agreement to launch in Germany in the second half of 2021.

Adjupharm has binding sales agreements with distribution partners, reaching over 6,000 pharmacies, to support its growing product portfolio for the German market and positioning it as one of the only German distributors with a curated product portfolio of premium, high-THC, high-CBD and balanced strains, some of which are exclusive. All strains adhere to stringent pharmaceutical standards for import into Germany.

"As a company that is deeply focused on its patients and their wellbeing, it's important that we continue to enhance our product portfolio by establishing key strategic relationships with proven leaders in the cannabis industry," said Oren Shuster, CEO, IMC. "With Adjupharm signing new supply agreements with TGOD and Natural MedCo, we are well-positioned to satisfy the unique health needs of our German patients by sourcing high quality, consistent medical cannabis strains to be used as treatment for specific ailments."

"We continue to thoughtfully and meticulously choose our supply partners based on our industry expertise and in-depth knowledge of the German market," added Richard Balla, CEO, Adjupharm. "We are committed to providing our German physicians with the best available medical cannabis strains in the world to ensure that they can help their patients to achieve a superior quality of life."

German Brand Award 2021

IMC is pleased to announce that the German Brand Institute has selected IMC's brand launch campaign as a recipient of the "German Brand Award 2021," one of the most influential marketing awards in Germany. The award recognizes IMC's excellence in brand strategy and creation, communication and integrated marketing.

Update on Operations in Israel

  Regulatory Update: On July 11, a bill for the legalization of CBD and decriminalization of cannabis consumers received the approval of the Ministerial Committee on Legislative Affairs, and is expected to be put to a preliminary reading in Israeli parliament later this week. The descheduling of CBD from the Israeli Dangerous Drugs Ordinance, paves the way for its consumption as a consumer product in several product categories such as food supplements, cosmetics and oils. This bill also represents a practical step towards legalization of cannabis, a goal that the new coalition government committed to as part of its election campaign.1
  Planning and Construction Legal Proceedings Update: As previously disclosed in the Company's annual information form dated April 26, 2021, in December 2020 Focus Medical Herbs Ltd. ("Focus Medical"), a company over which the Company maintains "de facto" control,  was advised by the municipal committee presiding over planning and construction in southern Israel (the "Construction Committee") that it was the subject of certain allegations regarding inadequate permitting for construction relating to its cultivation facilities. On July 11th IMC was first informed that the Construction Committee initiated legal proceedings against Focus Medical, Oren Shuster, and certain other shareholders and stakeholders of Focus Medical (the "Construction Proceedings"). Currently, the Company does not expect a material impact on the licensing or normal course operations of Focus Medical due to the Construction Proceedings.  The Company, Focus Medical and Mr. Shuster are cooperating in all respects with the Construction Proceedings. The Company will continue to provide updates on material developments.

1  https://www.xn--4dbcyzi5a.com/wp-content/uploads/2021/07/Decriminalization-Bill-2021.pdf

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm, a German-based subsidiary and EU-GMP-certified medical cannabis distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome JWC Acquisition Corp. d/b/a JWC. JWC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the JWC and WAGNERS brands. JWC operates with high standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. IMC also operates MYM Nutraceuticals Inc. ("MYM") and its licensed producer subsidiary, Highland Grow Inc.

About The Green Organic Dutchman Holdings Ltd.

TGOD is a premium certified organically grown cannabis company focused on the health and wellness market.  Its organic cannabis is cultivated in living soil, as nature intended.  TGOD is committed to cultivating a better tomorrow by producing its products responsibly, with less waste and impact on the environment. Its Canadian facilities have been built to LEED certification standards and its products are sold in recyclable packaging.  In Canada, TGOD sells dried flower and oil, and recently launched a series of next-generation cannabis products such as hash, vapes, organic teas and dissolvable powders. Through its European subsidiary, HemPoland, TGOD also distributes premium hemp CBD oil and CBD-infused topicals in Europe. By leveraging science and technology, TGOD harnesses the power of nature from seed to sale.

TGOD's Common Shares and warrants issued under the indentures dated December 19, 2019, June 12, 2020, October 23, 2020, and December 10, 2020 trade on the TSX under the symbol "TGOD", "TGOD.WS", "TGOD.WR", "TGOD.WA", and "TGOD.WB" respectively, and TGODF trades in the US on the OTCQX. For more information on The Green Organic Dutchman Holdings Ltd., please visit www.tgod.ca.

About Natural MedCo Ltd.

NMC holds cultivation and processing licenses under the Cannabis Act (Canada) for the production and sale of various cannabis products, including dried cannabis, cannabis plants and extraction of cannabis oil and has received EU GMP certification. NMC was Canada's first female-founded licensed producer of medicinal marijuana and received its cultivation license from Health Canada in 2016. NMC is led by a team of agricultural experts and has a licensed 1,000,000 sq. ft. greenhouse located in Strathroy, Ontario, Canada.

NMC is a wholly owned subsidiary of Eve & Co Inc ("Eve"). Eve trades on the TSX-V under the symbol EVE and on the OTCQX in the US under the symbol EEVVF. For more information on Eve, please visit the Company's website at www.evecannabis.ca

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the Supply Agreements, including with respect to quality, quantities, strains, timing and exclusivity of medical cannabis to be delivered to Adjupharm, the Company entering into future supply agreements, the Company being able to increase its product portfolio, the timing and nature of the legalization by Israeli parliament of certain cannabis products, the scheduled court date in respect of the Construction Proceedings, adverse consequences and any impact on Focus Medical's license and operations as a result of the Construction Proceedings and the Company's business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the effectiveness of certain medical cannabis strains to treat specific ailments and improve quality of life for patients; the Company's inability to capture the benefits associated with its acquisitions of Trichome Financial Inc. and MYM Nutraceuticals Inc.; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health, including any adverse consequences as a result of the Construction Proceedings; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements, including as a result of the Construction Proceedings; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company's reliance on management; the lack of merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in the Israeli and German medical cannabis markets; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ's continued listing requirements; and loss of key management and/or employees.

For more information:

Oren Shuster

CEO, IM Cannabis

+972-77-3603504

info@imcannabis.com

Caitlin Kasunich

Media Relations - U.S.

+1 212-896-1241

ckasunich@kcsa.com

Gal Wilder

Media Relations - Canada

+1 416-602-4092

gwilder@cohnwolfe.ca

Elizabeth Barker

Investor Relations

+1 212-896-1203

ebarker@kcsa.com